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                   UNITED STATES                           SEC FILE NUMBER
        SECURITIES AND EXCHANGE COMMISSION                     1-14462
              Washington, D.C. 20549                 ---------------------------
                                                     ---------------------------
                    FORM 12b-25                             CUSIP NUMBER
                                                              03071L101
            NOTIFICATION OF LATE FILING              ---------------------------


                   (Check One):
[ ] Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-QSB  [ ] Form N-SAR

                  FOR PERIOD ENDED:   September 30, 1998
                                      ------------------

                  [ ] Transition Report on Form 10-KSB
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-QSB
                  [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                -----------------------------------------------

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

AmeriVest Properties Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
--------------------------------------------------------------------------------
Former Name if Applicable

2801 Youngfield Street, Suite 300
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Golden, CO  80401
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)        The subject annual report,  semi-annual  report,  transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                    10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, Form 20-F, Form 11-K, Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the complexities of integrating the accounting records for the 15 properties acquired by the Company during the quarter ended September 30, 1998 into the Company's accounting system, the Company is unable to timely file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 without unreasonable effort and expense.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

       James F. Etter                (303)                  205-7870
--------------------------------------------------------------------------------
           (Name)                 (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes  [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the increase in the number of properties owned by the Company as a result of the acquisition of 15 properties in the quarter ended September 30, 1998, as indicated in the pro forma financial information included in the Company's Form 8-K/A1 filed on November 2, 1998 (the "Pro Forma Information"), the Company anticipates that its results of operations for the three and nine months ended September 30, 1998 will reflect increases in revenues and expenses associated with these additional properties as compared with the year earlier periods. Although the final results have not yet been determined for the reasons set forth in Part III above, the increases in revenues and expenses are expected to be in accordance with the Pro Forma Information.


                            AmeriVest Properties Inc.
                   ------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   November 12, 1998                   By: /s/  James F. Etter
        -----------------                       --------------------------------
                                                James F. Etter, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                               ATTENTION

       Intentional misstatements or omissions of fact constitute
           Federal Criminal Violations (See 18 U.S.C. 1001).




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